MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 12/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	36
2010 Turnover:	34%
Net Assets:	$11.60 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

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Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

Some of Our Favorite Stocks for 2011

We buy stocks for the Mundoval Fund only after we get to know a company inside and out. When we uncover a good value opportunity, we invest with conviction and put meaningfull assets behind our buys. As a result, only a handfull of stocks make it into the Fund, typically 30-40 names.

The average fund in our Morningstar peer group on the other hand, holds well over 100 stocks,[1] opening up the potential for overdiversification or the idea that a fund's best stock picks will be watered down among dozens of holdings.

So while its safe to say each Mundoval Fund holding is a "favorite," we've highlighted a few companies we believe are excellent long-term values, with insight as to why from Mundoval President, Art Johnson:

Company	Sector	Art's Insights
AstraZenica	Health Care	Although facing some patent expirations, the pharmaceutical maker has considerable cash assets to commit to R&D or to aquisitions of biologic companies and their technologies.
TJX Companies	Consumer Discretionary	The parent company of TJ Maxx and Marshalls, we feel, offers an excellent long term value given their overseas growth initiatives and appeal to cost-conscientious customers in a still shaky economy.

INFO@MUNDOVAL.COM

(858) 454-4837

7855 Ivanhoe Ave, # 210
La Jolla, CA 92037

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Companhia De Bebidas, "AmBev"	Consumer Staples	One of the worlds largest brewers and the largest Pepsi bottler outside the U.S. Pays out at least 35% of net income in dividends each year.
America Movil	Telecom.	The dominant wireless provider in Mexico is expanding into Central and South America. The company has a steady history of generating free cash efficiently, with high profit margins.

1. Mutual funds in the Morningstar Global Stock category hold an average of 148 stocks. Source: Morningstar, "Premium Fund Screener," 12/29/10.